UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

YOUKU TUDOU INC.

(Name of Issuer)

Class A Ordinary Shares, par value $0.00001 per share

(Title of Class of Securities)

G9876M106

(CUSIP Number)

Timothy A. Steinert, Esq. Alibaba Group Holding Limited c/o Alibaba Group Services Limited 26/F Tower One, Times Square 1 Matheson Street, Causeway Bay Hong Kong Tel: +852.2215.5100	Huang Xin YF Venus Ltd c/o Yunfeng Investment Management (HK) Limited Suite 2201, 50 Connaught Road Central Hong Kong Tel: +852.2516.6363

With a copy to: Kathryn King Sudol, Esq. Simpson Thacher & Bartlett ICBC Tower – 35th Floor 3 Garden Road, Central Hong Kong Tel: +852.2514.7600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

April 5, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G9876M106

1.	Name of Reporting Person Ali YK Investment Holding Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person CO

CUSIP No. G9876M106

1.	Name of Reporting Person Alibaba Investment Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person CO

CUSIP No. G9876M106

1.	Name of Reporting Person Alibaba Group Holding Limited

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person CO

CUSIP No. G9876M106

1.	Name of Reporting Person YF Venus Ltd

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person CO

CUSIP No. G9876M106

1.	Name of Reporting Person Yunfeng Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person PN

CUSIP No. G9876M106

1.	Name of Reporting Person Yunfeng Investment II, L.P.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person PN

CUSIP No. G9876M106

1.	Name of Reporting Person Yunfeng Investment GP II, Ltd.

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person CO

CUSIP No. G9876M106

1.	Name of Reporting Person Yu Feng

2.	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization People’s Republic of China

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 0

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13.	Percent of Class Represented by Amount in Row (11) 0

14.	Type of Reporting Person IN

Introductory Statement

This amendment No. 3 to Schedule 13D (this “Amendment No. 3”) hereby amends the Schedule 13D initially filed by Ali YK Investment Holding Limited (“Ali YK”), Alibaba Investment Limited (“AIL”), Alibaba Group Holding Limited (“AGHL”, and together with Ali YK and AIL, the “Alibaba Reporting Persons”), YF Venus Ltd (“YF Venus”), Yunfeng Fund II, L.P. (“Yunfeng Fund II”), Yunfeng Investment II, L.P. (“Yunfeng Investment II”), Yunfeng Investment GP II, Ltd. (“Yunfeng Investment GP II”) and Yu Feng (together with YF Venus, Yunfeng Fund II, Yunfeng Investment II, Yunfeng Investment GP II, the “YF Reporting Persons”), on May 29, 2014 (the “Original Filing”) relating to the Class A ordinary shares, par value US$0.00001 per share (the “Class A Shares”) of Youku Tudou Inc., an exempted company with limited liability incorporated under the laws of the Cayman Islands (the “Issuer”), as previously amended by Amendment No. 1 (“Amendment No. 1”) to the Original Filing filed by the Alibaba Reporting Persons on October 16, 2015 and Amendment No. 2 (“Amendment No. 2”) to the Original Filing filed by the Alibaba Reporting Persons and the YF Reporting Persons (collectively, the “Reporting Persons”) on November 9, 2015. Prior to the effective time of the Merger, certain Class A Shares were represented by American Depositary Shares (“ADSs”) with each ADS having represented 18 Class A Shares. Information reported in the Original Filing, Amendment No. 1 and Amendment No. 2 with respect to each Reporting Person remains in effect except to the extent that it is amended or superseded by information contained in this Amendment No. 3.  Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Original Filing, as amended.

Item 4.                     Purpose of Transaction

Item 4 is hereby amended and supplemented by adding the following to the end thereof:

On March 14, 2016, at 10:00 am (Hong Kong time), an extraordinary general meeting of the shareholders of the Issuer was held at 42nd Floor, Edinburgh Tower, The Landmark, 15 Queen’s Road, Central, Hong Kong. At the extraordinary general meeting, the shareholders of the Issuer authorized and approved the Merger Agreement, the Plan of Merger and the transactions contemplated by the Merger Agreement, including the Merger.

On April 5, 2016, the Issuer and Ali YK Subsidiary filed the Plan of Merger with the Cayman Islands Registrar of Companies, which was registered by the Cayman Islands Registrar of Companies as of April 5, 2016, pursuant to which the Merger became effective on April 5, 2016. As a result of the Merger, the Issuer became indirectly wholly owned by Ali YK.

At the effective time of the Merger, (i) each Class A Share and Class B Share, including Class A Shares represented by ADSs, issued and outstanding immediately prior to the effective time of the Merger, other than the Excluded Shares, was cancelled in exchange for the right to receive an amount in cash equal to one-eighteenth of the Per ADS Merger Consideration without interest and net of any applicable withholding taxes, and (ii) as each ADS represents 18 Ordinary Shares, each ADS issued and outstanding immediately prior to the effective time of the Merger (other than ADSs that represent Excluded Shares) represents the right to surrender the ADS in exchange for the Per ADS Merger Consideration without interest (less a cancellation fee of US$5.00 per 100 ADSs (or any fraction thereof) pursuant to the terms of the deposit agreement, dated as of December 8, 2010, by and among the Issuer, the ADS depositary and the holders and beneficial owners of ADSs issued thereunder), and net of any applicable withholding taxes. The Issuer did not receive any notice of objection from any shareholder prior to the vote to approve the Merger, which is required for exercising any dissenter rights under Cayman Companies Law. The Excluded Shares and the ADSs representing the Excluded Shares were cancelled for no cash consideration as of the effective time of the Merger.

Following the completion of the Merger, the Issuer will cease to have ADSs listed on any securities exchange or quotation system, including the NYSE after the filing of Form 25. In addition, ninety (90) days after the filing of Form 15 in connection with the completion of the Merger or such other period as may be determined by the SEC, registration of the ADSs under the Securities Exchange Act of 1934, as amended, will be terminated.

As a result of these transactions, the Reporting Persons no longer beneficially own any Shares.

Item 5.                     Interest in the Securities of the Issuer

Section (c) of Item 5 is hereby amended and supplemented as follows:

(a)-(b)              As of the date of this statement, the Reporting Persons do not beneficially own any Shares or have any voting power or dispositive power over any Shares.

(c)                                  To the best knowledge of the Reporting Persons, except as described herein, none of the Reporting Persons has effected any transaction in the Ordinary Shares during the 60-day period prior to the filing of this Amendment No. 3.

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned, severally and not jointly, certifies that the information set forth in this statement is true, complete and correct.

Dated: April 6, 2016

ALI YK INVESTMENT HOLDING LIMITED

	By:	/s/ Timothy Alexander Steinert
Name: Timothy Alexander Steinert
Title: Authorized Signatory

ALIBABA INVESTMENT LIMITED

	By:	/s/ Timothy Alexander Steinert
Name: Timothy Alexander Steinert
Title: Authorized Signatory

ALIBABA GROUP HOLDING LIMITED

	By:	/s/ Timothy Alexander Steinert
Name: Timothy Alexander Steinert
Title: Authorized Signatory

YF VENUS LTD

By:	/s/ Huang Xin
Name: Huang Xin
Title: Director

YUNFENG FUND II, L.P.

By:	YUNFENG INVESTMENT II, L.P., its general partner

By:	YUNFENG INVESTMENT GP II, LTD., its general partner

By:	/s/ Yu Feng
Name: Yu Feng
Title: Director

YUNFENG INVESTMENT II, L.P.

By:	YUNFENG INVESTMENT GP II, LTD., its general partner

By:	/s/ Yu Feng
Name: Yu Feng
Title: Director

YUNFENG INVESTMENT GP II, LTD.

By:	/s/ Yu Feng
Name: Yu Feng
Title: Director

YU FENG

/s/ Yu Feng